

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-mail
Gavriel Bolotin
President and Chief Executive Officer
Plesk Corp.
4014 14th Ave.
Brooklyn, NY 11218

> **Re:** **Plesk Corp.**
> **Registration Statement on Form S-1**
> **Filed July 20, 2011**
> **File No. 333-175667**

Dear Mr. Bolotin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the About section on your website states "Plesk Corp is rapidly growing into a large direct import to distributors of consumer electronics, home appliances and plastic housewares internationly [sic]. We supply to store owners, grocery chains, convenient stores, general stores, gift shops and specialty stores" while the last paragraph on page 23 of your filing states "[w]e have not begun operations."   Please reconcile your disclosure on your website with the disclosure in your registration statement. Please review your entire filing for compliance with the comment.

2. We note your statement in the first paragraph on page 17 and in the penultimate paragraph on page 23 stating "[w]e have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change." However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

- Your disclosure indicates you are a development stage company issuing penny stock;
- You have minimal revenues derived from one customer since your formation in November 2010;
- You have no employees;
- It appears that you will be unable to implement your business plan without substantial additional funding;
- It does not appear that you have commenced operations and it is unclear whether you will be able to do so within the next twelve months; and
- Your registration statement contains very general disclosure related to the nature of your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company and revise your filing to include in the forepart of your prospectus the above-cited disclosure on page 17. In this revised disclosure, please also include an affirmative statement, if true, stating clearly that neither the company nor any of your shareholders have plans to enter into a change of control or similar transaction or to change your management.

Prospectus Cover Page, page iii

3. We note your statement that the 2,000,000 shares of common stock being registered "can" be sold at a fixed price by selling security holders. Because there is currently no market for your securities, please revise your prospectus cover page and the second sentence of the second paragraph of "The Offering" section on page 2 to state that selling security holders will sell at a stated fixed price until, if at all, your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please see Item 16 of Schedule A to the Securities Act of 1933. Please review your entire filing for compliance with this comment.

4. We note your statement that the shares being offered by your selling security holders will be offered at $0.05 "until [y]our shares are quoted on the OTC Bulletin Board." We also note similar statements throughout your filing such as in the second paragraph in "The Offering" section on page 2, in the third paragraph on page 11 and in the first and second paragraphs on page 14. Please revise to remove the implication that your shares will be traded on the OTC Bulletin Board. Please review your entire filing for compliance with the comment.

5. Please provide the prospectus delivery obligation on the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Prospectus Summary, page 2

Risks Relating to our Company, page 2

6. Please delete one of the first two bullet points in this section as they are repetitive. Please see Rule 421(c) of Regulation C.

7. We note your disclosure in the first three bullet points under this heading that you have generated no revenues to date. However, we note from your financial statements that you generated revenues of $5,916. Please revise your disclosure to correct this apparent inconsistency.

Summary Financial Information, page 3

8. We note that the amounts presented for Income (loss) from operations and Net income (loss) should be presented in brackets and that the amount of Net income (loss) does not agree with the amount presented in your Statement of Operations. Please revise, as appropriate.

9. Based upon current assets less current liabilities on page F-3, it appears that the amount presented for Working capital is not correct. Please revise or advise.

10. It appears that your caption Stockholder's Deficit does not represent a deficit but instead represents Stockholders' Equity. If our understanding is correct, please revise the caption to be factually correct.

Risk Factors, page 5

11. Please note each risk factor should discuss a separate, material risk. As an example only, and not an exhaustive list, please consider the following duplicative risk factors:

    - On page 7 under "Our two principal stockholders, who are our officers and directors…," significantly overlaps with the risk factor on page 8, "Our executive officers and directors own a controlling interest in our voting stock …"

    Please review all of your Risk Factors for compliance with this comment.

Risk Factors Relating to Our Company, page 5

12. We note your disclosure in the first and second risk factors under this heading that you have generated no revenues from operations to date. However, we note from your

financial statements that you generated revenues of $5,916. Please revise your
disclosures to correct these apparent inconsistencies.

We are a development stage company…, page 5

13. We note your disclosure that at May 31, 2011 you have available cash of $19,557
(including $5,916 of accounts receivable).   Accounts receivable is not the same as cash
and should not be characterized as such. Accordingly, please revise to disclose as
available cash only those amounts reflected as cash and cash equivalents in your May 31,
2011 balance sheet.

We expect losses in the future…, page 5

14. Please tell us how you determined that you have used cash in operations of $23,247 or
revise.

15. We note your statement that "if we are unable to generate revenues, we will not be able to
earn profits or continue operations." In an appropriate place in your filing, please specify
all business and related operations you have undertaken to date. To the extent you do not
have any operations, please revise here and throughout your filing to avoid the
implication that you have operations.

We are dependent on suppliers for the supply of our products..., page 6

16. We note your statement that you depend on approximately ten suppliers for the products
you resell to your retailers and distributors and that your agreements with these
manufacturers are non-exclusive and terminable at any time by either party. In an
appropriate place in your filing, please elaborate on the terms of these agreements to
specify:

   - when you entered into these agreements;
   - whether you have any minimum purchase requirements;
   - how the price paid to each manufacturer will be determined;
   - the currency in which these transactions will be denominated; and
   - whether you anticipate sourcing particular categories of products from specific
     manufacturers.

Please also revise the Sourcing of Products section on page 17 to reflect the agreements
referenced in this risk factor.

We may be exposed to potential risks…, page 10

17. We note your disclosure that you currently have no products in development and no
manufacturing facilities. We further note your statement in the third paragraph on page

17 that you "will not produce the products [you] intend to distribute." Please revise your filing, as necessary, to clarify whether or not you plan to develop or manufacture any of your own products.

Determination of Offering Price, page 11

18. We your disclosure in this section that the selling security holders will be offering the common stock at a price of $0.05 per share which has been arbitrarily determined. We further note your disclosure on page 31 that the selling security holders received this common stock between January and May of 2011 and paid $0.02 per share. Please explain why the price at which the selling security holders are selling their common stock is significantly greater than the price they paid in January through May of 2011.

Description of Securities, page 16

19. Please revise the first sentence in this section that qualifies this discussion to your Articles of Incorporation. Rule 411(a) of Regulation C permits this type of qualification only where contemplated by the form. Please also revise the penultimate sentence of the first paragraph on page 29.

Description of Business, page 16

Distribution, page 17

20. We note your disclosure in the penultimate sentence of the first paragraph regarding your distribution centers. To the extent you currently have any distribution centers, please revise your Description of Property section accordingly. If you do not currently have any distribution centers, please revise the referenced sentence to remove the implication that you have existing distribution centers and to specify, if known, where you intend to locate your distribution centers and to disclose if you have entered into any leasing arrangements for these distribution centers. Please also reconcile your disclosure under this heading with your disclosure under the heading "Revenue" on page 18 indicating that "products would be shipped directly to the customer [from the supplier]" so you can "avoid having to carry any inventory that can be costly and become obsolete."

Website, page 17

21. We note your statement that "[t]o date, [you] have made one sale" and your disclosure on page 25 that this sale was for bluetooth headsets which generated gross profits of $2,792. Please enhance your disclosure of this sale to specify:

- to whom it was made;
- how you identified and targeted this customer; and
- the supplier/manufacturer chosen to fulfill this sale.

Please also clarify if this sale to this customer was a one-time event or an anticipated trend and revise your Results of Operations discussion accordingly. Please see Item 303(a)(3) of Regulation S-K.

Revenue, page 18

22. We note you intend to generate revenue by offering banner advertising for "new manufacturers hoping to launch new products." Please clarify how you will target and build relationships with these new manufacturers.

Target Market, page 19

23. Please clarify your statement "the target market for our products incorporates solely to other international wholesalers and distributors as well as directly to retail chains."

Marketing Strategy, page 19

24. Please revise to disclose in more detail your plan to market your website internationally.

Management's Discussion and Analysis of Financial Condition and Results…., page 23

25. Please revise the last sentence of the second paragraph to remove your statement that you do not have an obligation to update your prospectus for any material changes. Please confirm your understanding in this regard.

Overview, page 23

26. We note your disclosure in the first paragraph in this section that to date you have had one sale in the amount of $3,124. However, we note from your financial statements that you generated revenues of $5,916. Please help us understand or correct this apparent inconsistency. Likewise, we note your disclosure in the last paragraph on page 23 that you have not begun operations. Please revise this disclosure or tell us why you believe no revision is necessary.

Plan of Operation, page 24

27. We note your statement on page 25 that "[t]he Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources" and your statement on page 24 that "[t]he Company estimates that it will require an approximate minimum of $85,000 in the next 12 months to implement its activities." Please specify:

- how you intend on obtaining the approximate $85,000 needed to implement your plan of operations for the next 12 months; and
- how you intend on allocating and focusing your current human and financial resources to execute your business plan in light of the funding requirements set forth on page 24.

Please also clarify how you intend on proceeding over the next 12 months should you be unable to obtain the $85,000 needed, including those expenses that will receive priority over others.

28. We note your statement that "[w]e anticipate that we will generate revenues as soon as we launch our marketing strategy, which we anticipate occuring [sic] within the next 3 months." Please specify the timeframe and steps associated with launching and implementing your marketing strategy. In your revised disclosure, please:

- approximate how the $30,000 for marketing and advertising will be allocated among the various components of your marketing strategy, including a discussion of those components that will receive priority over others to the extent your revenues or funding is less than you expect;
- specify when you expect to hire the team of 5-10 telemarketing agents who will act as your sales representatives and whether these agents will be subcontractors or employees;
- clarify if these telemarketing agents will be a separate from the customer service department referenced on page 18 and if so, when you anticipate creating this customer service department; and
- clarify the types of distributors and retailers you intend to target and how you will build and maintain relationships with them.

Please also enhance your disclosure of the $10,000 allocated to travel to explain the purpose of this travel, who will be traveling and how this travel fits into your overall marketing strategy.

Results of Operations, page 25

29. We note your disclosure in the third paragraph in this section that your total operating expenses were $13,750. However, we note from your financial statements it appears that you had total operating expenses of $21,184. Please revise this apparent inconsistency.

Directors, Executive Officers, Promoters and Control Persons, page 25

30. For Messrs. Bolotin and Mehl, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors. Please see Item 401(e)(1) of Regulation S-K.

31. Please revise your disclosure of Mr. Bolotin's experience to provide an objective description of his background. Please delete qualitative marketing language that is not susceptible to objective measurement such as reference to Sabra Dipping Company as being the "leading" manufacturer of Mediterranean-style refrigerated dips and spreads.

Where You Can Find More Information, page 29

32. Please provide the information required by Item 101(h)(5)(i)-(ii) of Regulation S-K.

Part II – Information Not Required in the Prospectus, page 30

Indemnification of Directors, Officers, Employees and Agents, page 30

33. We note your disclosure in the third and fourth paragraphs of this section. It does not appear your bylaws provide for this indemnification. Please clarify or revise. Please see Item 702 of Regulation S-K.

Recent Sales of Unregistered Securities, page 31

34. We note your disclosure that in the private placement which took place between January through May of 2011, the exemption relied on was Regulation S. Please briefly state the facts relied upon that made this exemption available. Please see Item 701(d) of Regulation S-K.

Undertakings, page 32

35. Please revise paragraphs (a)(1)(ii) and (a)(1)(iii) to conform to the language required by Item 512(a)(1)(ii) and (a)(1)(iii) of Regulation S-K.

Signatures, page 34

36. Please revise the first paragraph to conform to the language required by the Signatures section of Form S-1.

Note 3. Going Concern, page F-10

37. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. We are unclear how your disclosed plan represents a viable plan to continue as a going concern for the next 12 months. Please advise or expand management's plans.

Note 7. Commitments, page F-12

38. We note your disclosure that you can defer payment pursuant to the website design and maintenance service agreement in the event you have not generated sufficient revenue. This disclosure appears to be inconsistent with Section 7 of the agreement filed as Exhibit 10.2 to your registration statement. Section 7 of the agreement appears to permit deferral if the company has not generated any revenue. Since you have generated revenue, please update your disclosure in Note 7 and elsewhere in your filing, as appropriate, or advise.

Exhibit 5.1

39. Please have counsel revise the fourth paragraph to opine on the legality of the securities under the laws of the state in which you are incorporated, Delaware. To the extent counsel would like to qualify the opinion as to the relevant state laws and facts as they "presently exist," please have counsel refile an opinion on the day of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Catherine Brown, Staff Attorney, at (202) 551-3513 with any other questions.

                        Sincerely,

                        /s/ Catherine T. Brown for

                        James Allegretto
                        Senior Assistant Chief Accountant